--------------------------------------------------------------------------------
                                                    Filed by Clarent Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                            Subject Company:  ACT Networks, Inc.
                                                     Commission File No. 0-25740
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                      SLIDES USED BY CLARENT CORPORATION
                    IN CONNECTION WITH SALES PRESENTATIONS


SLIDE ONE
[Clarent Logo]      IP Telephony Solutions
Clarent Corporation and ACT Networks:
Market and Technical Overview

SLIDE TWO
[Clarent Logo]
Clarent and ACT Networks:
Corporate Overview

SLIDE THREE
About Clarent and ACT Networks
 .  Combined focus to enable voice-data convergence
 .  Market leader in minutes of use for carrier telephony over packet networks
 .  More than 600 employees in 20+ countries
 .  Headquarters in Redwood City, California
 .  Engineering centers in Redwood City, Montreal, Manassas (Virginia), Calabasas
   (CA)

SLIDE FOUR
Clarent Strengths
 .  Industry leader in VoIP minutes - with more than 350 million minutes per month in May 2000
 .  Focus on intelligence and applications - building the IP-based Intelligent
   Network
 . Core tandem switching business model enabling carrier VoIP trunking over IP . Expanding to Local Loop call control and features in 2000

SLIDE FIVE
ACT Networks Strengths
 .  Leading provider of integrated access devices for enterprise and carrier
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 .  Converged voice and data services on a single platform
 . QoS routing and flexible data interfaces - OSPF, RIP, ATM, Frame Relay, PPP . Enabling converged voice-data VPNs for enterprise and carriers

SLIDE SIX
Clarent and ACT Networks
 .  Centralized provisioning and management of Clarent Command Center
 .  Diverse features - from Voice VPN, Toll Free to CLASS and Messaging applications
 . Expanded Gateway and Switching functionality - high density Gateways, mid-range integrated access for voice and data, local loop access technologies

SLIDE SEVEN
Clarent Universe: Depth and Breath 260+ service providers; 65+ countries [Graphic comprised of four concentric circles. The outer most circle is labeled "Enterprise" and contains company logo for Samsung, Siemens, Supercom and AT&T. The next circle is labeled "Next Generation Telcos" and contains logos for Ocen, China Golden Bridge, Rapid Link Telecommunications, Picus and HSA. The next circle is labeled "Clearinghouses/Exchanges" and contains logos for AT&T Global Clearinghouse, Startec, TELLA, ITXC, @gcn, ISPhone and Rapid Link Telecommunications. The last circle is labeled "Service Providers: Carriers" and contains logos for Korea Telecom, Singapore Telecom, PLDT, AT&T, Telecom New Zealand, KDD, China Telecom, Concert, NTT Communications and Telstra. This graphic is intended to illustrate Clarent's partnerships with a variety of types of customers in a number of worldwide locations.

SLIDE EIGHT
Clarent and ACT Networks:
Market Opportunities

SLIDE NINE
Combined Market Opportunities
 .  Leverage Clarent strength in core carrier networks (inside out)
 .  Jointly increase scale and density of core tandem switching over packet networks
 . Expand presence in enterprise VPN with low-cost, integrated voice router . Local loop access for carriers
 .  Address new markets including ATM, Frame

SLIDE TEN
Expanded Tandem [IDD] Voice Model
[Graphic comprised of a circle labeled "Network Operations Center," which contains two computers, labeled "Clarent Command Center #1" and "Clarent Command Center #2," linked to two cylinders (used in this and other slides to represent databases). Two broad arrows extend up from the circle and curve toward the edges of the slide. The computers and cylinders in the circle are linked outside the circle to a cloud (used in this and other slides to represent an Internet Protocol Network) labeled "Data Cloud (Private IP Network or Internet)." Extending up and to
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the left from the cloud and linked together are a box representing a server, a box representing an integrated access device, a picture of a computer processor labeled "Clarent Carrier Gateway," a cloud labeled "Switch or PBX" and, inside a shaded map that is labeled "Country A (USA)," a picture of a telephone and a facsimile machine. Extending up and to the right from the cloud and linked together are a box representing a server, a box representing an integrated access device, a picture of a computer processor labeled "Clarent Carrier Gateway," a cloud labeled "Switch or PBX" and, inside a shaded map that is labeled "Country B (Japan)," a picture of a telephone and a facsimile machine. This graphic is intended to illustrate Clarent's tandem voice model, where a Clarent carrier gateway is used to bypass a Class 4 switch, allowing for voice, fax and data to travel over the IP network.

SLIDE ELEVEN
Integrated Data-Voice VPNs
[Graphic comprised of a circle labeled "Network Operations Center," which contains two computers, labeled "Clarent Command Center #1" and "Clarent Command Center #2," linked to two cylinders. The computers and cylinders are connected to a cloud labeled "Data Cloud (Private IP Network or Internet)," which is connected on one side to a picture of computer processor labeled "Clarent Call Manager." Extending up and to the left from the cloud and linked together are a box labeled "Clarent Call Manager," a box representing an integrated access device and a box labeled "ACT Voice-Data," which is connected to a telephone and a facsimile machine located inside a map of the United States, labeled "Corporate Site A." A broad arrow points in from the map toward the center of the graphic. Extending up and to the right from the cloud and linked together are a box, a box representing an integrated access device and a box labeled "ACT Voice-Data," which is connected to a telephone and a facsimile machine located inside a map of Japan, labeled "Corporate Site B." A broad arrow points in from the map toward the center of the graphic. This graphic is intended to illustrate how Clarent & ACT products enable corporations to utilize an IP network as a VPN, passing all of their voice, fax and data over a single network.

SLIDE TWELVE
Integrated Access for Consumers-SME
[Graphic comprised of a circle labeled "Network Operations Center," which contains two computers, labeled "Clarent Command Center #1" and "Clarent Command Center #2," linked to two cylinders. The computers and cylinders are connected to a cloud labeled "Data Cloud (Private IP Network or Internet). Extending up and to the left from the cloud and linked together are a box representing a server, a box representing an integrated access device, a picture of a computer processor labeled "Clarent Call Manager," a box labeled "Broadband Modem" and a box labeled "CPE," which is connected to a telephone and a facsimile machine located inside a map of the United States, labeled "Country A (USA)." A broad arrow points in from the map toward the center of the graphic. Extending up and to the right from the cloud and linked together are a box representing a server, a box representing an integrated access device, a picture of a computer processor labeled "Clarent Call Manager," a box labeled "Broadband Modem" and a box labeled "CPE," which is connected to a telephone and a facsimile machine located inside a map of Japan, labeled "Country B (Japan)." A broad arrow points in from the map toward the center of the graphic. This graphic is intended to illustrate how Clarent's integrated access
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solution allows consumers and small & medium sized enterprises to send their voice, fax and data traffic over the IP network, completely bypassing the Public Switched Telephone Network.

SLIDE THIRTEEN
Market Opportunities
 .  Carrier Wholesale
 .  Prepaid-Postpaid
 .  Large Business VPN
 .  Small Business IP Centrex
 .  Consumer Local Loop
 .  Value Added Services (Messaging, Video, Conferencing, Toll Free, VPN)

SLIDE FOURTEEN
Carrier Value Proposition
 . Leverage manageability and centralized provisioning of Clarent Command Center . Single infrastructure for provisioning applications on IP, MPLS, Frame, ATM networks
 .  Integrated billing for voice, data, wireless services
 .  Address consumer, large business, SME with single integrated platform

SLIDE FIFTEEN
[Clarent Logo]
Clarent and ACT Networks:
Technical Overview

SLIDE SIXTEEN
Clarent's Three Tiered Architecture
[Graphic comprised of three rows. At the far right of the bottom row is the text "Transport Layer" above the text "POTS V5.2, Tandem Trunking, ADSL, Wireless, PBX Integration, Switch Bypass, Packet-Switched Terminal, Integrated Access." To the left of the text is a box labeled "Clarent GW400" connected by a double arrow to the text "PRI, C7, CAS." Further to the left are two stacked boxes labeled "Clarent GW100" connected by a double arrow to the text "PBX." Further to the left are three stacked boxes labeled "MTA" connected by a double arrow to the text "DSL, Cable FXS." Farthest to the left is a box labeled "Trunking Gateway" connected by a double arrow to the text "POTS, Tandem." At the far right of the middle row is the text "Call Control Layer" above the text "Class 5 Services, Tandem Services, Answer Supervision, Call Control, Supplementary Service Execution." To the left of the text are two boxes, each labeled "STP." The STP boxes are connected to the left by double arrows to a picture of a computer processor labeled "C7 Server." The C7 Server is connected to the left to four boxes labeled "Tandem Services," "Centrex," "CLASS Services" and "Call Control." Below the four boxes is the text "MGCP(H.248) - H.323 - SIP." Another box extends across the top of the four boxes and is labeled "Clarent Call Manager/Gatekeeper." At the far right of the top row is the text "IN Layer" above the text "Subscriber Services, Service Classes, VPN, Enhanced Services, 0800-LNP, LCR, Billing, Management, Provisioning." To the left of the text are three boxes labeled "OSS," "SCP" and "VAS." The three boxes are connected to the left
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by a double arrow to a circle labeled "Clarent Command Center," which contains a picture of a computer. The computer is connected below by a double arrow to the Clarent Call Manager/Gatekeeper box in the middle row. The Clarent Command
Center circle is connected to the left by a double arrow to two cylinders labeled "Database." This graphic is intended to show Clarent's overall architecture broken into three different tiers; an Intelligent Network layer, including the Clarent Command Center for subscriber services, enhanced services, billing etc.; a call control layer, consisting of a Clarent Call Manager/Gatekeeper and a C7 server for class 5 services, tandem services, call control etc.; and a Transport layer consisting of Clarent Gateways, Trunking Gateway, MTAs for tandem trunking, ADSL, wireless, PBX integration, integrated access.]

SLIDE SEVENTEEN
Enhancing the "Three Tiers"
 .  Clarent Strength in IP-IN
   .  Adding video, data, and VPN provisioning to the Command Center model
   .  Centralized control over multi-protocol networks - ATM, Frame, PPP, IP,
      MPLS
 .  Clarent Call Manager-Gatekeeper Call Control
   .  Standard MGCP and H.323 interfaces for integrated voice-data services
   .  Clarent market leadership in C7-SS7

SLIDE EIGHTEEN
Enhancing the Three Tiers
 .  Greatly enhanced transport layer
   .  Clarent carrier Gateways for network interconnect
   . ACT Networks integrated access devices for large and medium enterprise access
   . Opportunities for joint development of high-density voice Gateways and local loop access technologies for small business

SLIDE NINETEEN
Clarent Command Center
 .  Intelligent Network Control for Packet Networks
 .  Subscriber Service Definition
 .  Call Routing
 .  Call Rating
 .  Number Translation
 .  Service Classes and Control
 .  IN Services:
   .  Short code dialing, Toll Free, LNP, Prepaid

SLIDE TWENTY
Clarent Call Manager
 .  Scaleable, high-density MGCP SoftSwitch
 .  Media Gateway control and interoperability
 .  CLASS feature execution
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 .  Open, configurable State Machine (director set)
 .  MGCP-based call control of ACT Networks Access devices
 .  Tandem services for high-density switching
 .  Local Loop services for features and subscriber management

SLIDE TWENTY ONE
Expanding the Clarent Gateway Family
[Pictures of a Clarent Gateway 100 unit, a Clarent Gateway 400 unit and a Clarent Gateway 1200 unit are aligned vertically along left of slide]
 .  Clarent Gateway 1200, 400, 100 for Classic Gateway Applications
 . Industry leader with 2 billion minutes annual run rate as of mid 2000 . Integrated IVR and Calling Card capabilities
 .  Best-in-Class Compression rates of more than 12:1
 .  10/100BaseT LAN interface
 .  Industry standard vocoders and telephony interface capabilities

SLIDE TWENTY TWO
Expanding the Clarent Gateway Family
[Pictures of an ACT Networks 9500 unit, an ACT Networks 9380 unit, an ACT Networks 9360 unit and an ACT Networks SX-10 unit aligned vertically along left of slide]
 . ACT Networks 9360, 9380, 9500 Integrated Voice-Data routing and legacy access . ACT SX-10 integrates H.323 access, router, and gateway
 .  Voice over IP, ATM, PPP, ISDN, & Frame Relay WAN
 .  Expanded Telephony interface support including FXS/FXO, BRI and PRI
 .  QoS and Flexible packet switching capabilities

SLIDE TWENTY THREE
Integrating Clarent and ACT Networks Products
 .  Interoperability between ACT IADs and Clarent Gateways demonstrated via H.323 and Clarent Gatekeeper
 .  MGCP Interoperability with Clarent Call Manager underway
 .  Clarent Local Loop and Centrex features on ACT Network access devices
 .  Centralized control and provisioning through Clarent Command Center

SLIDE TWENTY FOUR
ClarentONE: Combined Companies' Products Will Support Cross-Segment Convergence [Graphic comprised of a cloud labeled "IP Network," connected to eight pictures. Connected to the cloud from below are pictures of a computer, a mobile telephone, and a box representing an integrated access device. The computer and mobile telephone both are labeled "Mobile User." The integrated access device box is connected to a telephone and a facsimile machine. A box is connected to the lower left of the cloud by a line labeled "Broadband Access." The box is connected to pictures of two laptop computers and to a box labeled "ACT Networks Integrated Voice-Data Access," which is connected to a picture of a computer server labeled "PBX/Key System" that is further connected to two pictures of telephones. This part of the graphic is
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labeled "Large Enterprise." A box labeled "Integrated Access Device" is connected to the upper left of the cloud by a line labeled "Broadband Access." The Integrated Access Device is connected to pictures of a telephone, a facsimile machine and a laptop computer. This part of the graphic is labeled "Residence or Small/Medium Business." Connected to the top of the cloud is a picture of a computer processor labeled "Clarent Call Manager." Also connected to the top of the cloud is a circle labeled "Clarent Command Center" that contains two computers, each connected to a separate cylinder. Connected to the upper computer is an arrow pointing toward one of the side of the slide and labeled "Billing, OSS." Connected to the top right of the cloud is a picture of a computer processor labeled "Clarent/Act Carrier Gateways." The gateway is connected to a second cloud labeled "Legacy PSTN," which represents the current Public Switched Telephone Network, by a line labeled "ISDN, SS7, ..." The Legacy PSTN cloud is also connected to the Clarent/ACT Carrier Gateways by another line, labeled "Other Carriers," that connects with and continues beyond the Clarent/ACT Carrier Gateway. The Legacy PSTN cloud also is connected to two telephones, each with a picture of a house, labeled "Consumer/Residential," located next to it. "Network Operations Center" is above the Clarent Command Center. This graphic illustrates how service providers can leverage the converged network to offer benefits to large enterprises, small/medium sized businesses and residential consumers through broadband access, wireless and the PSTN. This graphic is intended to illustrate how Clarent & ACT products will allow for voice, fax and data convergence on IP networks across multiple segments - Consumer/Residential, Small/Medium Business and Large Enterprises.]

SLIDE TWENTY FIVE
Summary: Combined Value Proposition
 .  Adding integrated access over multi-protocol data networks to the Clarent
   VoIP product family
 . Expanding Command Center footprint beyond VoIP - to integrated ATM, IP, Frame . Providing Clarent enhanced CLASS-CENTREX features to ACT IAD products
 .  Future development of centrally provisioned VPNs, Local Access, High Density
   Tandem

SLIDE TWENTY SIX
Summary: Combined Value Proposition [cont'd]
 .  Integrates IP-based voice services over any network architecture
 .  Offers end to end network management features provisioned through centralized command and control
 .  Provides extensive scaleability
 .  Facilitates development of network hosted enhanced services
 .  Simplified network integration/consolidation

SLIDE TWENTY SEVEN
[Clarent Logo]
Thank You.

                                     # # #
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Additional Information and Where to Find It
-------------------------------------------

     Clarent filed a Registration Statement on SEC Form S-4 in connection with the merger on May 31, 2000, and Clarent and ACT Networks expect to mail a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation, 700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACT Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and ACT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Merger.
----------------------------------------------------------------------

     ACT Networks will be, and certain other persons named below may be, soliciting proxies from ACT Networks stockholders in favor of the adoption of the merger agreement. The directors and executive officers of ACT Networks and the directors and executive officers of Clarent may be deemed to be participants in ACT Networks' solicitation of proxies.

The following are the directors and executive officers of ACT Networks:
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Name                                          Position
----                                          --------

Andre de Fusco                  President, Chief Executive Officer, and Director

William W. Ambrose              Director

Archibald J. McGill             Director

Frederick W. Gluck              Director

Robert Musslewhite              Director

Dave Weisman                    Vice President, Marketing

Alain Gravel                    Vice President, Engineering

Robert J. Faulk                 Chief Financial Officer and Vice President,
                                Finance

Eric Grubel                     Vice President, Worldwide Sales

Ramin Sadr                      Chief Technology Officer


The following are the directors and executive officers of Clarent:

Name                                              Position
----                                              --------

Jerry Shaw-Yau Chang            Chief Executive Officer, President and Director

Michael F. Vargo                Senior Vice President, Chief Technology Officer
                                and Director

William R. Pape                 Director

Wen Chang Ko                    Director

Syaru Shirley Lin               Director

Richard J. Heaps                Chief Operating Officer, Chief Financial
                                Officer, General Counsel and Secretary

Mark E. McIlvane                Senior Vice President, Worldwide Sales

Heidi H. Bersin                 Senior Vice President, Corporate Marketing and
                                Communications

Mong Hong (Mahan) Wu            Senior Vice President and General Manager, Asia
                                Pacific

Peter K. Bohacek                Senior Vice President, Business Development and
                                Product Marketing

     The directors and executive officers of ACT Networks have interests in the merger, some of which may differ from, or may be in addition to, those of ACT Networks' stockholders generally. Those interests include:

 .    in connection with the merger, Andre de Fusco, Alain Gravel, and certain key engineers have entered or will enter into employment and noncompetition agreements with Clarent;
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 .    certain of the directors and executive officers of ACT Networks may own options to purchase shares of ACT Networks common stock which will become vested and exercisable in connection with the merger;

 .    certain of the directors and executive officers of ACT Networks are covered by severance plans that are triggered in connection with the merger; and

 .    Clarent has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of ACT Networks following the merger.